DLA Piper LLP (US)
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Emilio Ragosa, Esq.
Emilio.Ragosa@us.dlapiper.com
T 973.307.3004
F 973.215.2804

August 30, 2019
Via UPS Overnight Delivery

Division of Corporation Finance
Office of Electronics and Machinery
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Heather Percival

Re:	Valeritas Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 22, 2019 File No. 333-232868
Dear Ms. Percival:
On behalf of Valeritas Holdings, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 29, 2019 (the “Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on August 22, 2019 (File No. 333-232868) ( “Amendment No. 1). In response to the Letter, the Company intends to revise the Registration Statement in an Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, as set forth below. In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.
Form S-1 Amended August 22, 2019
Exhibits

1.
We note that your forum selection provision in exhibit 3.1 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE:    The Company’s amended and restated certificate of incorporation, as amended, provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery

VIA UPS
Division of Corporation Finance
Office of Electronics and Machinery

of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on the Company’s behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against the Company arising pursuant to the Delaware General Corporation Law, the Company’s amended and restated certificate of incorporation, as amended, or the Company’s amended and restated bylaws; or any action asserting a claim against the Company that is governed by the internal affairs doctrine. This provision follows established Delaware case law and legislation and is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, while any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to these provisions, the Company’s exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations.
In response to the Staff´s comment, the Company has added a new risk factor in Amendment No. 2 to clarify that the Company’s exclusive forum provision in the Certificate of Incorporation does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the risks and other potential impacts of the exclusive forum provision on investors. For the Staff’s convenience, the full text of the new risk factor included in Amendment No. 2 is copied below:
“Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.
If a court were to find the choice of forum provision contained in our eighth amended and restated certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

VIA UPS
Division of Corporation Finance
Office of Electronics and Machinery

The Company has also added a description of the exclusive forum provision to a subsection, titled “Choice of Forum,” of a new section in Amendment No. 2, titled “Description of Capital Stock,” to clearly and prominently describe the provision for investors. For the Staff’s convenience, the full text of the subsection is copied below:
“Choice of Forum
Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.
The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.”
Additionally, to help the Company’s stockholders understand the scope of the exclusive forum selection clause going forward, the Company will include disclosure in its future periodic filings to clarify that the exclusive forum selection provision in the Certificate of Incorporation does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act.

Sincerely,
DLA Piper LLP (US)
By:    /s/ Emilio Ragosa, Esq.
Emilio Ragosa, Esq.

cc:	John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.